Item 77(C)

Matters Submitted to a Vote of Security Holders

At a special meeting of shareholders, held on March 7, 2012 shares were voted as follows on the proposal presented to shareholders:

To approve an Agreement and Plan of Reorganization and Termination which provides for the Reorganization of the Lou Holland Growth Fund into the American Beacon Holland Large Cap Growth Fund:

                                        For                 Against                         Abstain
    ------------         ---------------                   ---------------
                                     2,329,255     138,432                           189,096